EXHIBIT 99.1

HEXO becomes first cannabis company to join Food & Consumer Products of Canada

GATINEAU, Quebec, March 12, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) is pleased to announce it is the first cannabis company to join Food & Consumer Products of Canada (FCPC), the largest voice of the Canadian food, beverage and consumer products industry. FCPC exists to help its members deliver safe and affordable products that enrich people’s lives.

“HEXO is thrilled to be the first cannabis company to join the Food & Consumer Products of Canada, an established and industry leading association in the consumer-packaged goods space,” said Sébastien St. Louis, HEXO Corp’s CEO and co-founder. “We look forward to working with FCPC and all their members to forge new relationships and potential partnerships. It is an exciting time to be in the ever-evolving cannabis industry.”

HEXO is looking forward to meeting FCPC members in the coming months as the company continues to expand through innovation and reach new global markets. FCPC members are provided unique interactions with industry leaders, helping to shape the business environment, share research and resources, and access educational programs and industry insights.

“FCPC is very excited to welcome HEXO Corp as our newest member and our first ever in the cannabis space,” said Michael Graydon, CEO of FCPC. “As the voice of Canada’s food, beverage and consumer goods companies, we look forward to expanding into this new sector while continuing to provide value for members through a relentless focus on building an operating environment that fosters competitiveness, innovation and growth.”

HEXO has supply agreements in Quebec, British Columbia and Ontario, and a strategic investment in the private cannabis retailer Fire & Flower.  HEXO has also entered into an agreement with Molson Coors Canada creating Truss, a joint venture to develop and distribute non-alcoholic cannabis-infused beverages. In January 2019, HEXO stock commenced trading on the NYSE-A.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

About FCPC
Food & Consumer Products of Canada is Canada's largest voice representing the companies that manufacture and distribute the vast majority of food, beverage and consumer goods found on store shelves. Our sector provides high-quality jobs to almost 300,000 Canadians – more than any other manufacturing sector. Our membership includes small and large multi-national and Canadian-owned companies. Learn more at www.fcpc.ca.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director:
Adam Miron
819-639-5498